Mail Stop 3561

December 6, 2007

By U.S. Mail and facsimile to (212) 754-5789

George L. Lindemann
Chairman, President and Chief Executive Officer
Southern Union Company
5444 Westheimer Road
Houston, TX 77056-5306

      Re: Southern Union Company
              Definitive 14A
              Filed March 27, 2007
              File No. 1-06407

Dear Mr. Lindemann:

      We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

                                           Sincerely,

                                           Ellie Quarles
                                         Special Counsel

cc: Robert M. Kerrigan, III (via facsimile)
         Vice President – Assistant General Counsel
          & Secretary